TF FINANCIAL CORPORATION


SEC MAIL PROCESSING
RECEIVED
APR 26 2010
WASH, D.C.
193
SECTION


10010386

2009 Annual Report



FEDERAL BANK

CONTENTS

CORPORATE PROFILE AND RELATED INFORMATION

TF Financial Corporation (the "Company") is the parent company of Third Federal Bank and its subsidiaries Third Delaware Corporation and Teragon Financial Corporation (collectively, "Third Federal" or the "Bank"), TF Investments Corporation, and Penns Trail Development Corporation. At December 31, 2009, total assets were approximately $714.1 million. The Company was formed as a Delaware corporation in March 1994 at the direction of the Bank to acquire all of the capital stock that Third Federal issued upon its conversion from the mutual to stock form of ownership and concurrent $52.9 million initial public offering effective July 13, 1994. At December 31, 2009, total stockholders' equity was approximately $71.9 million. The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage, provided that Third Federal retains a specified amount of its assets in housing-related investments. Third Federal is a federally chartered stock savings bank headquartered in Newtown, Pennsylvania, which was originally chartered in 1921 under the name "Polish American Savings Building and Loan Association." Deposits of Third Federal have been federally insured since 1935 and are currently insured up to the maximum amount allowable by the Federal Deposit Insurance Corporation (the "FDIC"). Third Federal is a community-oriented institution offering a variety of financial services to meet the needs of the communities that it serves. As of December 31, 2009, Third Federal operated branch offices in Bucks and Philadelphia counties, Pennsylvania and Mercer County, New Jersey. Third Federal attracts deposits (approximately $552.7 million at December 31, 2009) from the general public and uses such deposits, together with borrowings mainly from the Federal Home Loan Bank of Pittsburgh ("FHLB") (approximately $80.2 million at December 31, 2009) and other funds, to originate loans secured by first mortgages and junior liens on owner-occupied, one-to-four family residences, and to originate loans secured by commercial real estate, including construction loans.

Stock Market Information

Since its issuance in July 1994, the Company's common stock has been traded on the Nasdaq Global Market. The daily stock quotation for the Company is listed on the Nasdaq Global Market published in *The Wall Street Journal*, *The Philadelphia Inquirer*, and other leading newspapers under the trading symbol of "THRD." The number of shareholders of record of common stock as of March 8, 2010, was approximately 438. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms.

Dividend Policy

The Company's ability to pay dividends to stockholders is dependent in part upon the dividends it receives from Third Federal. Among other limitations, Third Federal may not declare or pay a cash dividend on any of its stock if the effect thereof would cause Third Federal's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with Third Federal's conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision ("OTS"). It is the Company's policy to pay dividends when it is deemed prudent to do so. The Board of Directors will consider the payment of a dividend on a quarterly basis, after giving consideration to the level of profits for the previous quarter and other relevant information.

Stock Price and Dividend History

Quarter ended	Quoted market price		Dividend paid per share
	High	Low	
December 31, 2009	$19.24	$18.05	$0.20
September 30, 2009	$19.44	$16.50	$0.20
June 30, 2009	$20.35	$16.75	$0.20
March 31, 2009	$22.99	$16.00	$0.20
December 31, 2008	$22.98	$17.25	$0.20
September 30, 2008	$23.32	$20.46	$0.20
June 30, 2008	$26.58	$21.30	$0.20
March 31, 2008	$25.83	$19.40	$0.20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General. The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and is intended to assist in understanding and evaluating the major changes in the financial position and results of operations of the Company with a primary focus on an analysis of operating results.

The Company may from time to time make written or oral "forward-looking statements", including statements contained in the Company's filings with the Securities and Exchange Commission ("SEC"), in its reports to stockholders and in other communications by the Company, which are made in good faith by the Company pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations, estimates and intentions that are subject to change based on various important factors (some of which are beyond the Company's control). The following factors, among others, could cause the Company's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, inflation, interest rate, market and monetary fluctuations; the timely development of and acceptance of new products and services of the Company and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services; the willingness of users to substitute competitors' products and services for the Company's products and services; the success of the Company in gaining regulatory approval of its products and services, when required; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes, acquisitions; changes in consumer spending and saving habits; and the success of the Company at managing the risks involved in the foregoing.

The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company.

The Company's income on a consolidated basis is derived substantially from its investment in its subsidiary Third Federal. The earnings of Third Federal depend primarily on its net interest income. Net interest income is affected by the interest income that Third Federal receives from its loans and investments and by the interest expense that Third Federal incurs on its deposits, borrowings and other sources of funds. In addition, the mix of Third Federal's interest-bearing assets and liabilities can have a significant effect on Third Federal's net interest income; loans generally have higher yields than securities; retail deposits generally have lower interest rates than other borrowings.

Third Federal also receives income from service charges and other fees and occasionally from sales of investment securities, loan sales and real estate owned. Third Federal incurs expenses in addition to interest expense in the form of provisions for loan losses, salaries and benefits, deposit insurance premiums, property operations and maintenance, advertising and other related business expenses.

Critical Accounting Policies

Certain critical accounting policies of the Company require the use of significant judgment and accounting estimates in the preparation of the consolidated financial statements and related data of the Company. These accounting estimates require management to make assumptions about matters that are highly uncertain at the time the accounting estimate is made.

Management believes that the most critical accounting policy requiring the use of a significant amount of accounting estimates and judgment is the determination of the allowance for loan losses.

Allowances are established based on an analysis of individual loans, pools of similar loans, delinquencies, loss experience, economic conditions generally and as they may affect individual borrowers, and other factors. Individual loans are evaluated based on cash flows or value of the underlying collateral, or both. All of these evaluation factors are subject to a high degree of uncertainty. If the financial condition and collateral values of a significant amount of debtors should deteriorate more than the Company has estimated, present allowances for loan losses may be insufficient and additional provisions for loan losses may be required. In addition, a single loan may result in the loss of a substantial amount and may significantly reduce the allowance. The allowance for loan losses was $5.2 million at December 31, 2009.

Financial Condition and Changes in Financial Condition

Assets. The Company's total assets at December 31, 2009 were $714.1 million, a decrease of $19.6 million during the year.

Mortgage-backed securities available for sale decreased by $29.0 million during 2009. Principal repayments totaled $32.2 million and there were sales of $8.4 million. Offsetting these decreases were purchases of $10.6 million, an increase in the fair value of the securities of $0.8 million and net discount accretion of $0.2 million. Mortgage-backed securities held to maturity decreased by $1.0 million mainly as a result of principal repayments.

Loans receivable held for investment net of the allowance for loan losses were $529.7 million, a $14.7 million or 2.7% decrease during the year, the consequences of loan repayments exceeding the demand for new portfolio loans. Principal repayments of loans receivable totaled $90.6 million and the Company transferred $3.4 million from loans to real estate acquired through foreclosure. The allowance for loan losses was increased by a provision of $2.9 million less $1.6 million of net loan charge-offs. Originations of consumer and single-family residential mortgage loans were $61.0 million and commercial loans were $21.6 million. Loans receivable held for sale decreased by $0.6 million during 2009, mainly the net result of loans originated for sale of $44.1 million, less $44.9 million in proceeds from the sale of loans in the secondary market. The Company sells the majority of its fixed rate, 30 year term loan originations to the Federal National Mortgage Association ("FNMA") and retains the loan servicing.

The Company's cash and cash equivalents were $12.8 million at December 31, 2009 an increase of $10.1million, the result of significant growth in customer deposits.

Investment securities available for sale increased by $9.2 million during the year due to purchases of agency and municipal bonds of $14.7 million, an increase in the fair value of $0.5 million and net discount accretion. Sales and security maturities totaled $6.0 million,

The increase in other assets during 2009 was caused by the required prepayment of Federal Deposit Insurance Corporation premiums of $2.7 million for the years 2010 through 2012 and a contribution to the Bank's retirement plan of $1.5 million.

Liabilities. Advances from the FHLB and other borrowings decreased by $87.9 million, the result of a $42.4 million decrease in short-term borrowings and scheduled amortization and maturities of $45.5 million. It is the current intent of the Company to fund a portion of its interest-bearing assets, not funded by deposits, with longer term advances from the FHLB. The Bank may also fund its day-to-day cash needs and shorter term interest-bearing assets not otherwise funded with deposits using draws on its line of credit with the FHLB. The Bank's line of credit at the FHLB was $60 million of which none was drawn at December 31, 2009.

Deposit balances increased by $62.9 million during 2009. Money market, non-interest checking and interest-bearing checking accounts increased $59.2 million while savings decreased by $15.5 million during the period. The largest growth in deposits occurred in money market accounts, mostly in consumer accounts, but also a large percentage increase in business money market accounts reflecting the Company's efforts to increase its business deposits. Retail certificates of deposit increased by $19.2 million during 2009.

Stockholders' equity. Total consolidated stockholders' equity increased by $4.2 million to $71.9 million at December 31, 2009. The increase is largely the result of the retention of $4.5 million in net income. Accumulated other comprehensive income increased by $0.9 million due to the fair value adjustment for unrealized gains on available for sale securities and there was an increase of $0.4 million to the funded status of the pension plan. Also, there was a $0.2 million increase due to the allocation of 13,433 shares to participants in the Company's employee stock ownership plan, and an increase of $0.1 million attributable to stock grants and stock options. Stockholders' equity was reduced in 2009 by cash dividends paid to the Company's common stockholders of $2.0 million and purchases of 5,756 shares of common stock, held in treasury at a cost of $128,000.

Average Balance Sheet. The following table sets forth information (dollars in thousands) relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. The yields and costs are computed by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively for the periods indicated.

	2009			2008		
	Average balance	Interest	Average yld/cost	Average balance	Interest	Average yld/cost
ASSETS						
Interest-earning assets:						
Loans receivable(1)	$538,759	$30,426	5.66%	$542,452	$32,616	6.01%
Mortgage-backed securities	101,142	4,966	4.92%	100,505	4,757	4.73%
Investment securities(2)	41,360	1,653	4.01%	41,137	1,865	4.53%
Other interest-earning assets(3)	3,747	3	0.08%	842	17	2.02%
Total interest-earning assets	685,008	37,048	5.42%	684,936	39,255	5.73%
Non interest-earning assets	37,170			35,841		
Total assets	$722,178			$720,777		
LIABILITIES AND STOCKHOLDERS' EQUITY						
Interest-bearing liabilities:						
Deposits	524,431	9,566	1.83%	483,220	11,846	2.45%
Advances from the FHLB and other borrowings	120,631	4,415	3.67%	159,565	6,225	3.90%
Total interest-bearing liabilities	645,062	13,981	2.17%	642,785	18,071	2.81%
Non interest-bearing liabilities	9,081			8,785		
Total liabilities	654,143			651,570		
Stockholders' equity	68,035			69,207		
Total liabilities and stockholders' equity	$722,178			$720,777		
Net interest income-tax equivalent basis		$23,067			$21,184	
Interest rate spread(4)—tax equivalent basis			3.25%			2.92%
Net yield on interest-earning assets(5)—tax equivalent basis			3.38%			3.09%
Ratio of average interest-earning assets to average interest-bearing liabilities			106.19%			106.56%
Less: tax—equivalent interest adjustment		(451)			(423)	
Net interest income		$22,616			$20,761	
Interest rate spread(4)			3.18%			2.86%
Net yield on interest-earning assets(5)			3.31%			3.03%

(1) Nonaccrual loans have been included in the appropriate average loan balance category, but interest on nonaccrual loans has not been included for purposes of determining interest income.

(2) Tax equivalent adjustments to interest on investment securities were $451,000 and $423,000 for the years ended December 31, 2009 and 2008 respectively. Tax equivalent interest income is based upon a marginal effective tax rate of 34%.

(3) Includes interest-bearing deposits in other banks.

(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(5) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis. The following table presents, for the periods indicated, the change in interest income and interest expense (in thousands) attributed to (i) changes in volume (changes in the weighted average balance of the total interest-earning asset and interest-bearing liability portfolios multiplied by the prior year rate), and (ii) changes in rate (changes in rate multiplied by prior year volume). Changes attributable to the combined impact of volume and rate have been allocated proportionately based on the absolute value of changes due to volume and changes due to rate.

	2009 vs 2008 Increase (decrease) due to		
	Volume	Rate	Net
Interest income:			
Loans receivable, net	$ (229)	$(1,961)	$(2,190)
Mortgage-backed securities	28	181	209
Investment securities(1)	10	(222)	(212)
Other interest-earning assets	15	(29)	(14)
Total interest-earning assets	(176)	(2,031)	(2,207)
Interest expense:			
Deposits	939	(3,219)	(2,280)
Advances from the FHLB and other borrowings	(1,456)	(354)	(1,810)
Total interest-bearing liabilities	(517)	(3,573)	(4,090)
Net change in net interest income	$ 341	$ 1,542	$ 1,883

(1) Tax equivalent adjustments to interest on investment securities were $451,000 and $423,000 for the years ended December 31, 2009 and 2008 respectively. Tax equivalent interest income is based upon a marginal effective rate of 34%.

Comparison of Years Ended December 31, 2009 and December 31, 2008

Net Income. Net income was $4.5 million for the year ended December 31, 2009 compared with net income of $4.2 million for the year ended December 31, 2008

Total Interest Income. For the year ended December 31, 2009, total interest income, on a taxable equivalent basis, decreased by $2.2 million to $37.0 million. The average yield on loans decreased 35 basis points, primarily as a result of the Bank's reduction of its prime rate seven times during 2008 by 400 basis points mirroring the action taken by the Federal Open Market Committee (FOMC) when it acted to reduce the federal funds rate. During 2008, the Company had an average balance of $80.3 million in floating rate, prime-based construction, home equity and other loans that yielded higher returns than in 2009. Additionally, new loans added to the portfolio in 2009 were at lower rates and the average balance of loans outstanding decreased $3.7 million during 2009. The decrease in interest income from investment securities is attributable to the decrease of $202,000 in dividends paid on the Company's $9.9 million required holdings of FHLB stock. Dividends had been paid through September 30, 2008 but were suspended indefinitely during the fourth quarter of 2008. Interest income from mortgage-backed securities was higher in 2009 in comparison to 2008, as the result of higher yielding securities purchased in the last quarter of 2008 and in 2009.

Total Interest Expense. Total interest expense decreased to $14.0 million from $18.1 million. The average balance of deposits outstanding increased $41.2 million during the year, however the interest rate paid on the deposits was 62 basis points lower between the two years a result of lower CD rates and a reduction of rates paid on other interest-bearing products. Interest on advances from the FHLB and other borrowings decreased by $1.8 million during 2009 versus 2008 as a result of a $38.9 million decrease in the average balance of advances outstanding. Additionally, the rate paid on advances decreased 23 basis points mainly due to the substantial decrease in short-term interest rates throughout 2008, and thus the interest cost of short-term borrowings decreased during 2009 compared to 2008.

Allowance for Loan Losses. The allowance for loan losses was $5.2 million at December 31, 2009 and $3.9 million at December 31, 2008, respectively. The provision for loan losses was $2.9 million during 2009 compared with $1.5 million the previous year. Net loan charge-offs were $1.6 million during 2009 compared to $487,000 during 2008. The increase in the provision for loan loss is the result of the Company's analysis and review of its loan portfolio and assessment of the underlying risks associated with delinquent loans as well as loans classified for regulatory purposes. The main component of the increase was caused by weakness in commercial real estate values in the Company's lending markets throughout the Philadelphia region. The Company expects this weakness to continue.

Non-Interest Income. Total non-interest income was $4.4 million during 2009 compared with $3.9 million for 2008. Net gain on the sale of investment and mortgage-backed securities totaled $762,000 in 2009 while there was no such gain in 2008. Also, during 2009, the gain on sale of loans held for sale increased by $386,000 as a result of the high level of residential loan sales activity which occurred throughout the year. During 2009, the $337,000 gain on foreclosed property resulted from the sale of two residential properties and one commercial property whereas the $438,000 gain in 2008 stemmed from the sale of two commercial lots. Offsetting these increases was the increase in amortization of mortgage servicing rights in 2009 which reduced loan servicing income between the years by $40,000. Overdraft fees and other deposit-related income earned in 2009 were $128,000 lower than in 2008. Likewise, loan fees earned from loan prepayment penalties was $73,000 lower in 2009 as compared to 2008. Other operating income during 2008 included $100,000 of non-recurring income resulting from forfeited deposits to purchase the Company's real estate held for development. Additionally, other income in 2008 included an insurance claim recovery of $197,000.

Non-Interest Expense. Total non-interest expense increased by $654,000 to $18.1 million for 2009 compared to $17.4 million in 2008. FDIC insurance premiums increased by $852,000 in 2009 due to a special assessment imposed by the FDIC of $330,000 in addition to an increase in the regular FDIC insurance premium as a result of increased deposits, an increased assessment rate and the exhaustion of a credit the Company has been entitled to apply against the quarterly billed insurance premium. Employee compensation increased slightly, the combined result of annual salary increases and temporary employee costs. Also, costs associated with employee benefit plans increased by $203,000 between the two periods as a result of an increase in the periodic benefit cost of the defined benefit plan and a premium increase in the employer-provided health insurance. Offsetting these increases was a decrease in compensation expense associated with stock options and grants of $637,000 as a result of substantial completion during 2008 of the vesting period used for expense recognition. Marketing and advertising expense was lower in 2009 due to a reduction of marketing-related initiatives in 2009. Occupancy and equipment expenses decreased in 2009 due to the reduction of $81,000 in occupancy and equipment costs associated with a branch closed during the second quarter of 2008. The reduction was largely offset in 2009 by costs associated with the maintenance on new software products used by the Bank. Other operating expense in 2008 included adjustments to record the temporary impairment of the fair value of mortgage-servicing rights which exceeded such adjustments in 2009 by $160,000.

Income Tax Expense. The Company's effective tax rate was 24.9% in 2009 compared to 25.7% for 2008. These effective tax rates are lower than the Company's marginal tax rate of 34% largely due to the tax-exempt income associated with the Company's investments in municipal bonds and bank-owned life insurance.

Liquidity and Capital Resources

Liquidity. The Company's liquidity is a measure of its ability to fund loans, pay withdrawals of deposits and other cash outflows, and pay dividends in an efficient, cost-effective manner. The Company's primary sources of funds are cash on hand and dividends from its wholly-owned Bank. The Bank's primary sources of funds are deposits, borrowings, and scheduled amortization and prepayment of loan and mortgage-backed security principal.

The amount of certificate accounts that are scheduled to mature during the twelve months ending December 31, 2010, is approximately $145.8 million. To the extent that these deposits do not remain at the Bank upon maturity, the Bank believes that it can replace these funds with other deposits, excess liquidity, and advances from the FHLB or other borrowings. It has been the Bank's experience that substantial portions of such maturing deposits remain at the Bank.

At December 31, 2009, the Bank had outstanding $64.2 million in commitments to originate loans or fund unused lines of credit, letters of credit and loans sold with recourse. The loan commitments will be funded during the twelve months ending December 31, 2010. The unused lines of credit can be funded at any time. At December 31, 2009, the Bank had $4.6 million in optional commitments to sell loans. The Company also has obligations under lease agreements. Payments required under such lease agreements will be approximately $539,000 during the year ending December 31, 2010. The Bank endeavors to fund its operations internally but has, when deemed prudent, borrowed funds from the FHLB. As of December 31, 2009, such borrowed funds totaled $80.2 million. The amount of these borrowings that will mature during the twelve months ending December 31, 2010 is $29.9 million. At December 31, 2009, potential sources of funds to fulfill these possible liquidity needs were: a $60.0 million line of credit, which was unused, and up to approximately $126.8 million of additional collateral-based borrowing capacity at the FHLB, and $34.5 million of collateral-based borrowing capacity at the Federal Reserve Bank.

Capital Resources. Under current regulations, the Bank must have core capital equal to 4% of adjusted total assets of which 1.5% must be tangible capital, and risk-based capital equal to 8% of risk-weighted assets. On December 31, 2009, the Bank met its three regulatory capital requirements.

Management believes that under current regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in areas in which the Bank operates, could adversely affect future earnings and as a result, the ability of the Bank to meet its future minimum capital requirements.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars, without consideration for changes in the relative purchasing power of money over time caused by inflation. Unlike industrial companies, nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since such goods and services are affected by inflation. In the current interest rate environment, liquidity and the maturity structure of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk Management

The Bank has established an Asset/Liability Management Committee ("ALCO") for the purpose of monitoring and managing market risk, which is defined as the risk of loss of net interest income or economic value arising from changes in market interest rates and prices.

The type of market risk which most affects the Company's financial instruments is interest rate risk, which is best quantified by simulating the hypothetical change in the economic value of the Bank that would occur under specific changes in interest rates. Substantially all of the Bank's interest-bearing assets and liabilities are exposed to interest rate risk. Change in economic value is measured using reports generated by the OTS, using input from the Bank, wherein the current net portfolio value of the Bank's interest-sensitive assets and liabilities is measured at different hypothetical interest rate levels centered on the current term structure of interest rates. The Bank's exposure to interest rate risk results from, among other things, the difference in maturities in interest-earning assets and interest-bearing liabilities. Since the Bank's assets currently have a longer maturity than its liabilities, the Bank's earnings could be negatively impacted during a period of rising interest rates. Alternatively, in periods of falling interest rates the Bank's mortgage loans will repay at an increasing rate and cause the Bank to reinvest these cash flows in periods of low interest rates, also negatively affecting the Bank's earnings. The relationship between the interest rate sensitivity of the Bank's assets and liabilities is continually monitored by management and ALCO.

The Bank prices and originates loans, and prices and originates its deposits, including CDs, at market interest rates. Volumes of such loans and deposits at various maturity and repricing horizons will vary according to customer preferences as influenced by the term structure of market interest rates. The Bank utilizes its investment and mortgage-backed security portfolios available for sale to generate additional interest income, to manage its liquidity, and to manage its interest rate risk. These securities provide the Bank with a cash flow stream to fund asset growth or liability maturities. In addition, if management determines that it is advisable to do so, the Bank can lengthen or shorten the average maturity of all interest- bearing assets through the selection of fixed rate or variable rate securities, respectively.

The Bank utilizes advances from the FHLB in managing its interest rate risk and as a tool to augment deposits in funding asset growth. The Bank typically utilizes these funding sources to better match its fixed rate interest-bearing assets with longer maturities or repricing characteristics.

The nature of the Bank's current operations is such that it is not subject to foreign currency exchange or commodity price risk. Additionally, neither the Company nor the Bank owns any trading assets. At December 31, 2009, the Bank did not have any hedging transactions in place such as interest rate swaps, caps, or floors, although these derivatives are often used by banks to manage interest rate risk.

The Company's bank subsidiary is a savings bank regulated by the OTS and has policies or procedures in place for measuring interest rate risk. These policies and procedures stipulate acceptable levels of interest rate risk. As part of its interest rate risk management, the Bank uses the Interest Rate Risk Exposure Report, which is generated quarterly by the OTS. This report forecasts the interest rate sensitivity of net portfolio value ("NPV") under alternative interest rate environments. The NPV is defined as the net present value of the Bank's existing assets, liabilities and off-balance sheet instruments. The calculated estimates of change in NPV at December 31, 2009 are as follows:

Change in Interest Rates	NPV Amount	% Change	Policy Limitation
	(In Thousands)		
+300 Basis Points	$64,543	−29%	−50%
+200 Basis Points	$74,935	−18%	−35%
+100 Basis Points	$84,036	−8%	−25%
+50 Basis Points	$87,344	−4%	−15%
Flat Rates	$90,999	0%	0%
−50 Basis Points	$92,664	2%	−10%
−100 Basis Points	$94,281	4%	−20%

Management believes that the assumptions utilized by OTS in evaluating the vulnerability of the Company's net portfolio value to changes in interest rates are reasonable; however, the interest rate sensitivity of the Bank's assets and liabilities as well as the estimated effect of changes in interest rates on NPV could vary substantially if different assumptions are used or actual experience differs from the experience on which the assumptions were based. At December 31, 2009, the Bank's interest rate risk using the OTS methodologies was determined to be "minimal".

Recent Accounting Pronouncements

See Note B in the Consolidated Financial Statements for a discussion on this topic.

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TF FINANCIAL CORPORATION AND SUBSIDIARIES

December 31, 2009 and 2008

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework,* management concluded that our internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

March 30, 2010



Kent C. Lufkin
President and Chief Executive Officer



Dennis R. Stewart
Executive Vice President and Chief Financial Officer



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of TF Financial Corporation

We have audited the accompanying consolidated balance sheets of TF Financial Corporation (a Delaware Corporation) and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TF Financial Corporation and subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their consolidated cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Philadelphia, Pennsylvania
March 30, 2010

TF Financial Corporation and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	December 31	
	2009	2008
	(in thousands)	
ASSETS		
Cash and cash equivalents	$ 12,801	$ 2,719
Investment securities available for sale—at fair value	40,853	31,619
Mortgage-backed securities available for sale—at fair value	78,198	107,217
Mortgage-backed securities held to maturity (fair value of $4,033 and $4,996 as of December 31, 2009 and 2008, respectively)	3,733	4,774
Loans receivable, net	529,652	544,330
Loans receivable, held for sale	1,082	1,659
Federal Home Loan Bank stock—at cost	9,896	9,896
Accrued interest receivable	2,777	2,788
Premises and equipment, net	5,523	5,636
Goodwill	4,324	4,324
Bank owned life insurance	17,190	16,514
Other assets	8,061	2,232
TOTAL ASSETS	$714,090	$733,708
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits	$552,716	$489,850
Advances from the FHLB	80,241	158,148
Other short-term borrowings	—	10,000
Advances from borrowers for taxes and insurance	2,231	2,315
Accrued interest payable	2,818	3,066
Other liabilities	4,210	2,637
Total liabilities	642,216	666,016
Stockholders' equity		
Preferred stock, no par value; 2,000,000 shares authorized at December 31, 2009 and 2008, none issued	—	—
Common stock, $0.10 par value; 10,000,000 shares authorized, 5,290,000 shares issued, 2,539,195 and 2,515,407 shares outstanding at December 31, 2009 and 2008, respectively, net of shares in treasury: 2009—2,617,397; 2008—2,627,752	529	529
Additional paid-in capital	54,009	53,897
Unearned ESOP shares	(1,334)	(1,468)
Treasury stock—at cost	(54,331)	(54,538)
Retained earnings	72,376	69,875
Accumulated other comprehensive income (loss)	625	(603)
Total stockholders' equity	71,874	67,692
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$714,090	$733,708

The accompanying notes are an integral part of these statements.

TF Financial Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,	
	2009	2008
	(in thousands, except per share data)	
Interest income		
Loans, including fees	$30,426	$32,616
Mortgage-backed securities	4,966	4,757
Investment securities	1,202	1,442
Interest-bearing deposits and other	3	17
TOTAL INTEREST INCOME	36,597	38,832
Interest expense		
Deposits	9,566	11,846
Borrowings	4,415	6,225
TOTAL INTEREST EXPENSE	13,981	18,071
NET INTEREST INCOME	22,616	20,761
Provision for loan losses	2,930	1,500
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	19,686	19,261
Non-interest income		
Service fees, charges and other operating income	1,978	2,336
Gain on sale of investment and mortgage-backed securities	762	—
Bank owned life insurance	676	633
Gain on sale of loans	657	271
Gain on sale of real estate acquired through foreclosure	337	438
Other income	—	197
TOTAL NON-INTEREST INCOME	4,410	3,875
Non-interest expense		
Employee compensation and benefits	10,642	10,638
Occupancy and equipment	2,870	2,881
Federal deposit insurance premiums	920	68
Professional fees	856	795
Marketing and advertising	469	614
Other operating	2,328	2,435
TOTAL NON-INTEREST EXPENSE	18,085	17,431
INCOME BEFORE INCOME TAXES	6,011	5,705
Income tax expense	1,497	1,469
NET INCOME	$ 4,514	$ 4,236
Earnings per share—basic	$ 1.79	$ 1.61
Earnings per share—diluted	$ 1.79	$ 1.61

The accompanying notes are an integral part of these statements.

TF Financial Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years ended December 31, 2009 and 2008

(in thousands, except share data)

	Common Stock Shares	Common Stock Par value	Additional paid-in capital	Unearned ESOP shares	Treasury stock	Retained Earnings	Accumulated other comprehensive income (loss)	Total	Comprehensive income (loss)
Balance at December 31, 2007	2,671,083	$529	$53,337	$(1,595)	$(51,216)	$67,735	$ (947)	$67,843	
Allocation of ESOP shares	12,636	—	153	127	—	—	—	280	
Purchase of treasury stock	(181,665)	—	—	—	(3,600)	—	—	(3,600)	
Cash dividends—common stock	—	—	—	—	—	(2,096)	—	(2,096)	
Compensation expense—restricted shares	—	—	348	—	—	—	—	348	
Exercise of options	685	—	(1)	—	15	—	—	14	
Income tax benefit arising from stock compensation	—	—	(38)	—	—	—	—	(38)	
Stock option expense.	—	—	361	—	—	—	—	361	
Vesting of restricted stock grant	12,668	—	(263)	—	263	—	—	—	
Unrealized gains on securities, net of tax	—	—	—	—	—	—	1,470	1,470	$ 1,470
Adjustment to record funded status of pension	—	—	—	—	—	—	(1,126)	(1,126)	(1,126)
Net income for the year ended December 31, 2008	—	—	—	—	—	4,236	—	4,236	4,236
Comprehensive income									$ 4,580
Balance at December 31, 2008	2,515,407	$529	$53,897	$(1,468)	$(54,538)	$69,875	$ (603)	$67,692	
Allocation of ESOP shares	13,433	—	110	134	—	—	—	244	
Purchase of treasury stock	(5,756)	—	—	—	(128)	—	—	(128)	
Cash dividends—common stock	—	—	—	—	—	(2,013)	—	(2,013)	
Compensation expense—restricted shares	—	—	16	—	—	—	—	16	
Exercise of options	15,445	—	(79)	—	321	—	—	242	
Income tax expense arising from stock compensation	—	—	23	—	—	—	—	23	
Stock option expense	—	—	56	—	—	—	—	56	
Vesting of restricted stock grant	666	—	(14)	—	14	—	—	—	
Unrealized gains on securities, net of tax	—	—	—	—	—	—	867	867	$ 867
Adjustment to record funded status of pension	—	—	—	—	—	—	361	361	361
Net income for the year ended December 31, 2009	—	—	—	—	—	4,514	—	4,514	4,514
Comprehensive income									$ 5,742
Balance at December 31, 2009	2,539,195	$529	$54,009	$(1,334)	$(54,331)	$72,376	$ 625	$71,874	

The accompanying notes are an integral part of this statement

TF Financial Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,	
	2009	2008
	(in thousands)	
OPERATING ACTIVITIES		
Net income	$ 4,514	$ 4,236
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization of		
Mortgage loan servicing rights	146	222
Deferred loan origination fees	137	32
Premiums and discounts on investment securities, net	80	85
Premiums and discounts on mortgage-backed securities, net	(230)	(114)
Premiums and discounts on loans, net	176	80
Deferred income taxes	198	(9)
Provision for loan losses	2,930	1,500
Depreciation of premises and equipment	886	950
Increase in value of bank-owned life insurance	(676)	(633)
Restricted shares grant expense	16	348
Stock option expense	56	361
Stock based benefit programs: ESOP	244	280
Proceeds from sale of loans originated for sale	44,926	16,398
Origination of loans held for sale	(44,085)	(16,936)
Gain on sale of		
Investment and mortgage-backed securities	(762)	—
Loans	(657)	(271)
Real estate acquired through foreclosure	(337)	(438)
(Increase) decrease in		
Accrued interest receivable	11	248
Other assets	(3,757)	(1,246)
Increase (decrease) in		
Accrued interest payable	(248)	(349)
Other liabilities	744	(171)
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,312	4,573

TF Financial Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year ended December 31, 2009	2008
	(in thousands)	
INVESTING ACTIVITIES		
Loan originations	$(82,610)	$(118,691)
Loan principal payments	90,602	88,540
Principal repayments on mortgage-backed securities held to maturity	1,050	1,380
Principal repayments on mortgage-backed securities available for sale	32,230	21,223
Purchase of investment securities available for sale	(14,746)	(2,938)
Purchase of mortgage-backed securities available for sale	(10,608)	(28,319)
Proceeds from the sale of investment securities available for sale	5,514	—
Proceeds from the sale of mortgage-backed securities available for sale	8,859	—
Proceeds from maturities of investment securities held to maturity	—	245
Proceeds from maturities of investment securities available for sale	755	4,000
Purchase of FHLB stock, net	—	(1,114)
Proceeds from sale of real estate acquired through foreclosure	2,498	1,674
Purchase of premises and equipment	(773)	(319)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	$ 32,771	$ (34,319)
FINANCING ACTIVITIES		
Net increase in deposits	62,866	17,456
Net (decrease) increase in short-term FHLB and other borrowings	(42,416)	30,033
Proceeds from long-term FHLB advances	—	19,309
Repayment of long-term FHLB advances	(45,491)	(34,415)
Net (decrease) increase in advances from borrowers for taxes and insurance	(84)	122
Treasury stock acquired	(128)	(3,600)
Exercise of stock options	242	14
Tax expense (benefit) expense arising from stock compensation	23	(38)
Common stock dividends paid	(2,013)	(2,096)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(27,001)	26,785
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,082	(2,961)
Cash and cash equivalents at beginning of year	2,719	5,680
Cash and cash equivalents at end of year	$ 12,801	$ 2,719
Supplemental disclosure of cash flow information:		
Cash paid for		
Interest on deposits and advances from FHLB and other borrowings	$ 14,229	$ 18,420
Income taxes	$ 1,225	$ 1,107
Capitalization of mortgage servicing rights	$ 393	$ 223
Transfers from loans to real estate acquired through foreclosure	$ 3,443	$ 1,236
Securities available for sale purchased, not settled	$ 745	—

The accompanying notes are an integral part of these statements.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

TF Financial Corporation (the "Company") is a unitary savings and loan holding company, organized under the laws of the State of Delaware, which conducts its consumer banking operations primarily through its wholly owned subsidiary, Third Federal Bank ("Third Federal") or the ("Bank"). Third Federal is a federally chartered stock savings bank insured by the Federal Deposit Insurance Corporation. Third Federal is a community-oriented savings institution and conducts operations from its main office in Newtown, Pennsylvania, twelve full-service branch offices located in Philadelphia and Bucks Counties, Pennsylvania, and two full-service branch offices located in Mercer County, New Jersey. The Bank competes with other banking and financial institutions in its primary market communities, including financial institutions with resources substantially greater than its own. Commercial banks, savings banks, savings and loan associations, credit unions and money market funds actively compete for savings and time deposits and loans. Such institutions, as well as consumer finance and insurance companies, may be considered competitors of the Bank with respect to one or more of the services it renders.

The Bank is subject to regulations of certain state and federal agencies and, accordingly, those regulatory authorities conduct periodic examinations. As a consequence of the extensive regulation of commercial banking activities, the Bank's business is particularly susceptible to being affected by state and federal legislation and regulations.

1. *Principles of Consolidation and Basis of Presentation*

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: TF Investments, Penns Trail Development Corporation and Third Federal, and its wholly owned subsidiaries, Third Delaware Corporation and Teragon Financial Corporation, (collectively, the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP") and predominant practices within the banking industry. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The more significant accounting policies are summarized below.

2. *Cash and Cash Equivalents*

The Company considers cash, due from banks, federal funds sold and interest- bearing deposits in other financial institutions, with original terms to maturity of less than three months, as cash equivalents for presentation purposes in the consolidated statements of financial position and cash flows. The Company is required to maintain certain cash reserves relating to deposit liabilities. This requirement is ordinarily satisfied by cash on hand.

3. *Investment and Mortgage-Backed Securities*

The Company classifies its investment, mortgage-backed and marketable equity securities in one of three categories: held to maturity, trading, or available for sale. The Company does not presently engage in security trading activities.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment, mortgage-backed and marketable equity securities available for sale are stated at fair value, with net unrealized gains and losses excluded from income and reported in other comprehensive income. See Note P-Fair Value Measurements which defines the basis for determing fair value. Realized gains and losses on the sale of securities are recognized using the specific identification method.

Investment and mortgage-backed securities held to maturity are carried at cost, net of unamortized premiums and discounts, which are recognized in interest income using the interest method.

On a quarterly basis, investment and mortgage-backed securities are evaluated to determine the presence of other-than-temporary impairment ("OTTI"). This evaluation involves consideration of the length of time and the amount, by which the fair value has been lower than amortized cost, the financial condition and credit rating of the issuer, the changes in fair value in relation to the change in market interest rates and other relevant information. The Company also evaluates its intent to hold, intent to sell or need to sell the securities in light of its investment strategy, cash flow needs, interest rate risk position, prospects for the issuer and all other relevant factors. With respect to investments in debt securities, if the Company does not intend to sell the security and concludes that it is more likely than not will not be required to sell the security before recovering the carrying value, which may be maturity, the OTTI charge is separated into the "credit" and "other" components. The "other" component of the OTTI is included in other comprehensive loss, net of the tax effect, and the"credit" component of the OTTI is included as a reduction to non-interest income in the consolidated statement of income. OTTI impairment of equity securities is recognized as a reduction to non-interest income in the consolidated statements of income.

4. *Loans Receivable, net*

Loans receivable that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff are stated at unpaid principal balances less the allowance for loan losses, and net of deferred loan origination fees, direct origination costs and unamortized premiums and discounts associated with purchased loans. Loan origination fees and costs as well as unamortized premiums and discounts on mortgage loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for actual prepayments.

The Bank provides valuation allowances for estimated losses from uncollectible loans. The allowance is increased by provisions charged to expense and reduced by net charge-offs. On a quarterly basis, the Company prepares an allowance for loan losses ("ALLL") analysis of groups of homogenous loans that segment the loan portfolio into broad risk types: commercial real estate, commercial construction, commercial business, single family residential, and consumer which is predominately real estate secured junior liens and home equity lines of credit. Each segment is assigned reserve factors based on quantitative and qualitative measurements. In addition, the Bank reviews it's internally classified loans, its loans classified for regulatory purposes, delinquent loans, and other relevant information in order to isolate loans for analysis as potentially impaired loans.

Quantitative factors include an actual expected loss factor based on historical loss experience over a relevant look-back period. Quantitative factors also include the Bank's actual risk ratings for the commercial loan segments as determined in accordance with loan review and loan grading policies and procedures, and additional factors as determined by management to be representative of additional risk

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

due to the loan's geographic location, type, and other attributes. These quantitative factors are adjusted if necessary, up or down, based on actual experience and an evaluation of the qualitative factors.

Qualitative factors are based upon: (1) changes in lending policies and procedures, including but not limited to changes in underwriting standards and collection, charge-off, and recovery practices not considered elsewhere in estimating credit losses; (2) changes in international, national, regional, and local economic and business conditions and developments that affect the collectability of the portfolio, including the condition of various market segments; (3) changes in the nature and volume of the portfolio and in the terms of loans; (4) changes in the experience, ability, and depth of lending management and other relevant staff; (5) changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified or graded loans; (6) changes in the quality of the loan review system; (7) changes in the value of underlying collateral for collateral dependent loans; (8) the existence and effect of any concentration of credit, and changes in the level of such concentrations; and (9) the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the existing loan portfolio.

Potentially impaired loans selected for individual evaluation are reviewed in accordance with US GAAP which govern the accounting for impaired assets, and regulatory classification of troubled, collateral dependent loans. Each potentially impaired loan is evaluated using all available information such as recent appraisals, discounted cash flow analyses, guarantor financial strength, the value of additional collateral, and the loan's and borrower's past performance to determine whether in management's best judgment it is probable that the Bank will be unable to collect all contractual interest and principal in accordance with the loan's terms. Loans evaluated and deemed impaired are generally assigned a reserve derived from the value of the underlying collateral.

The ALLL needed as a result of the foregoing evaluations is compared with the unadjusted amount, and an adjustment is made by means of a provision charged to expense for loan losses. Recognizing the inherently imprecise nature of the loss estimates and the large number of assumptions needed in order to perform the analysis, the required reserve may be less than the actual level of reserves at the end of any evaluation period, and thus there is an unallocated portion of the ALLL. Management adjusts the unallocated portion to an amount which management considers reasonable under the circumstances.

The Bank provides an allowance for accrued but uncollected interest when a loan becomes more than ninety days past due or is identified as impaired. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is no longer impaired, in which case the loan is returned to accrual status.

5. *Loans Receivable, Held-for-Sale*

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value on an individual basis. Any resulting unrealized loss is included in other income. The fair value of the Bank's loans held for sale was valued in excess of cost at December 31, 2009 and 2008.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

6. *Transfers of Financial Assets*

The Company accounts for the transfer of financial assets using the financial-components approach. This approach recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. Consistent guidelines for distinguishing transfers of financial assets from transfers that are secured borrowings are observed.

7. *Premises and Equipment*

Land is carried at cost. Buildings and furniture, fixtures and equipment are carried at cost less accumulated depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the assets. The Company records any impairment of long-lived assets to be held and used or to be disposed of by sale. The Company had no impaired long-lived assets at December 31, 2009 and 2008.

8. *Goodwill*

Goodwill does not require amortization but is subject to annual impairment testing. The Company has tested the goodwill for impairment in the fourth quarter of 2009 and noted the presence of indicators of potential impairment namely adverse economic conditions reflected in the trading value of the common stock relative to its book value. As a result, the Company estimated the fair value of the Company and based upon this, no impairment has been recognized at December 31, 2009.

9. *Bank Owned Life Insurance*

The Company purchased $12.5 million in life insurance policies on the lives of its executives and officers prior to 2006. The Company is the owner and beneficiary of the policies. The cash surrender values of the policies were approximately $17.2 million and $16.5 million at December 31, 2009 and 2008, respectively.

10. *Benefit Plans*

The Company has established an Employee Stock Ownership Plan ('ESOP') covering eligible employees with six months of service, as defined by the ESOP. The Company records compensation expense in the amount equal to the fair value of shares committed to be released from the ESOP to employees less dividends received on the allocated shares applied to the required debt service of the plan.

The Company has a defined benefit pension plan covering substantially all full-time employees meeting certain requirements. The Company recognizes the overfunded or underfunded status of the defined benefit postretirement plan as an asset or liability in its balance sheet and recognizes changes in that funded status, including the gains and or losses and prior service costs or credits that were not recognized as components of net periodic benefit cost, in the year in which the changes occur through comprehensive income. The Company measures the funded status of a plan as of the date of its year-end balance sheet.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

11. *Stock-Based Compensation*

The Company has stock benefit plans that allow the Company to grant options and stock to employees and directors and which are more fully discussed in Note J—Benefit Plans. The options, which have a term of up to 10 years when issued, vest over a three to five year period. The exercise price of each option equals the market price of the Company's stock on the date of the grant. The Company measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period which is usually the vesting period. There were no options granted in 2009.

The fair value of each option grant during 2008 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2008
Weighted average assumptions	
Dividend yield	3.87%
Expected volatility	18.01%
Risk-free interest rate	4.23%
Fair value of options granted during the year	$ 3.13
Expected lives in years	5.0

12. *Income Taxes*

The Company accounts for income taxes under the liability method whereby deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes due to change in tax rates is recognized in income in the period that includes the enactment date.

13. *Advertising Costs*

The Company expenses marketing and advertising costs as incurred.

14. *Earnings Per Share*

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

15. *Comprehensive Income*

Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The components of other comprehensive income are as follows:

	December 31, 2009		
	Before tax amount	Tax (expense) benefit	Net of tax amount
		(in thousands)	
Unrealized gains on securities			
Unrealized holding gains arising during period	$ 2,076	$(706)	$ 1,370
Reclassification adjustment for gains realized in net income	(762)	259	(503)
Pension plan benefit adjustment related to actuarial losses	552	(191)	361
Other comprehensive income, net	$ 1,866	$(638)	$ 1,228

	December 31, 2008		
	Before tax amount	Tax (expense) benefit	Net of tax amount
		(in thousands)	
Unrealized gains on securities			
Unrealized holding gains arising during period	$ 2,226	$(756)	$ 1,470
Pension plan benefit adjustment related to prior service costs and actuarial losses	(1,711)	585	(1,126)
Other comprehensive income, net	$ 515	$(171)	$ 344

16. *Segment Reporting*

The Company has one reportable segment, "Community Banking." All of the Company's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Company supports the others. For example, commercial lending is dependent upon the ability of the Bank to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending. Accordingly, all significant operating decisions are based upon analysis of the Company as one operating segment or unit.

NOTE B—RECENT ACCOUNTING PRONOUNCEMENTS

In December 2008, the Financial Accounting Standards Board ("FASB") amended existing guidance for an employer's disclosures about plan assets of a defined benefit or other post retirement plan. The amended guidance requires more detailed disclosure about employer plan assets, including employer's investment strategies, major categories of plan assets, concentrations of risk within plan

NOTE B—RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

assets, and valuation techniques used to measure the fair value of plan assets. The new disclosures are required to be included in financial statements for fiscal years ending after December 15, 2009 with early application permitted. The amended guidance only requires additional disclosures about the Company's pension and other post retirement plan assets, the adoption did not affect the Company's financial position or results of operation. These additional disclosures are included in Note J—Benefit Plans.

In April 2009, FASB issued an amendment which provided additional fair value measurement guidance on (a) determining when the volume and level of activity for the asset or liability has significantly decreased; (b) identifying circumstances in which a transaction is not orderly; and (c) understanding the fair value implications of both (a) and (b). The original objectives emphasized in the FASB Accounting Standards Codification ("ASC") regarding fair value measurements have not changed. The Company adopted the guidance in applying fair value measurements as of June 30, 2009 which was the effective date. The adoption did not have a material impact on the Company's financial condition and results of operation. The additional disclosures have been included in Note P- Fair Value Measurements.

In April 2009, FASB issued amended guidance on OTTI of debt securities to make the standards more operational and to improve the presentation and disclosure of OTTI in the financial statements. The Company adopted the amended OTTI guidance as of June 30, 2009 which was the effective date. The adoption did not have a material impact on the Company's financial condition and results of operation. The required disclosures have been included in Note D- Investment and Mortgage-Backed Securities.

In May 2009, FASB issued guidance and disclosure guidance on management's assessment of subsequent events. The update provides that a filer with the SEC is required to evaluate subsequent events through the date the financial statements are issued. However, an SEC filer is not required to disclose the date through which subsequent events have been evaluated. The guidance was effective upon issuance. Adoption of this guidance did not have a material effect on the Company's consolidated financial statements.

In June 2009, the FASB amended the existing accounting and disclosure guidance that applies to variable interest entities ("VIE"). As a result, an entity will need to reconsider previous conclusions to define whether an entity is a VIE and whether the enterprise is the VIE's primary beneficiary as well as appropriate financial statement disclosures. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009. Early adoption is prohibited. The Company does not anticipate a material impact on its consolidated financial statements as a result of this amendment.

In June 2009, FASB issued the Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. The FASB Accounting Standards Codification will become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities and is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption did not result in changes to current practices nor have a material effect on the consolidated statements of the Company.

NOTE C—CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2009	December 31, 2008
	(in thousands)	
Cash and due from banks	$ 2,830	$2,663
Interest-bearing deposits in other financial institutions	9,971	56
	$12,801	$2,719

NOTE D—INVESTMENT AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains and losses, and fair value of the Company's investment securities at December 31, 2009 and 2008, are summarized as follows:

	December 31, 2009			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in thousands)			
Investment securities available for sale				
U.S. Government and federal agencies	$ 3,000	—	$ (55)	$ 2,945
Corporate debt securities	3,340	177	—	3,517
State and political subdivisions	33,180	1,170	(109)	34,241
Equity securities	150	—	—	150
	$39,670	$1,347	$(164)	$40,853
Residential mortgage-backed securities held to maturity	$ 3,733	$ 300	$ —	$ 4,033
Residential mortgage-backed securities available for sale	$75,977	$2,483	$(262)	$78,198

Gross realized gains were $829,000 for the year ended December 31, 2009. These gains resulted from the sale of investment and mortgage-backed securities of $12.5 million for the year ended December 31, 2009.

Gross realized losses were $67,000 for the year ended December 31, 2009. These losses resulted from the sale of mortgage-backed securities of $1.4 million for the year ended December 31, 2009.

NOTE D—INVESTMENT AND MORTGAGE-BACKED SECURITIES (Continued)

There were no sales of investment and mortgage-backed securities in 2008.

	December 31, 2008			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in thousands)			
Investment securities held to maturity				
U.S. Government and federal agencies	$ 2,944	$ 229	$ —	$ 3,173
Corporate debt securities	3,340	—	(55)	3,285
State and political subdivisions	24,532	530	(66)	24,996
Equity securities	150	15	—	165
	$ 30,966	$ 774	$(121)	$ 31,619
Residential mortgage-backed securities held to maturity	$ 4,774	$ 222	$ —	$ 4,996
Residential mortgage-backed securities available for sale	$105,780	$1,822	$(385)	$107,217

The amortized cost and fair value of investment and mortgage-backed securities, by contractual maturity, are shown below.

	December 31, 2009			
	Available for sale		Held to maturity	
	Amortized cost	Fair value	Amortized cost	Fair value
	(in thousands)			
Investment securities				
Due in one year or less	$ 592	$ 599	$ —	$ —
Due after one year through five years	10,435	10,774	—	—
Due after five years through 10 years	18,514	19,296	—	—
Due after ten years	9,979	10,034	—	—
Equity securities	150	150	—	—
	39,670	40,853	—	—
Residential mortgage-backed securities	75,977	78,198	3,733	4,033
	$115,647	$119,051	$3,733	$4,033

Investment securities having an aggregate amortized cost of approximately $2.3 million and $3.2 million were pledged to secure public deposits at December 31, 2009 and 2008, respectively.

There were no securities held other than U.S. Government and agencies from a single issuer that represented more than 10% of stockholders' equity at year end.

The Company also holds stock in the Federal Home Loan Bank of Pittsburgh ("FHLB") totaling $9.9 million as of December 31, 2009 and 2008. The Company is required to maintain a minimum amount of FHLB stock as determined by its borrowing levels. FHLB stock can only be repurchased by the FHLB or sold to another member, and all sales must be at par. The Company holds FHLB stock

NOTE D—INVESTMENT AND MORTGAGE-BACKED SECURITIES (Continued)

as a long term investment based on the ultimate recoverability of the par value. During the fourth quarter of 2008, the FHLB suspended the repurchase of stock and dividend payments which prompted the Company to give consideration to evaluating the potential impairment of the investment. The Company evaluates potential impairment of its investment in FHLB stock quarterly and considers the following : 1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount and the duration of this condition, 2) the ability of the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, 3) the impact of regulatory changes on the FHLB and on its members, and 4) the liquidity position of the FHLB. After evaluating these factors the Company has concluded that the par value of its investment in FHLB stock is recoverable and no impairment has been recorded during the years ended December 31, 2009 and 2008.

The table below indicates the length of time individual securities, both held to maturity and available for sale, have been in a continuous unrealized loss position at December 31, 2009:

Description of Securities	Number of Securities	Less than 12 months		12 months or longer		Total	
		Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair value	Unrealized Loss
		(in thousands)					
U.S. Government and federal agencies	1	$ 2,945	$ (55)	$ —	$ —	$ 2945	$ (55)
State and political subdivisions	6	4,086	(109)	—	—	4,086	(109)
Residential mortgage-backed securities issued by quasi-governmental agencies	2	4,352	(39)	—	—	4,352	(39)
Residential real estate mortgage-backed securities privately issued	4	5,536	(160)	1,511	(63)	7,047	(223)
Total temporarily impaired securities	13	$16,919	$(363)	$ 1,511	$(63)	$18,430	$(426)

The table below indicates the length of time individual securities, both held to maturity and available for sale, have been in a continuous unrealized loss position at December 31, 2008:

Description of Securities	Number of Securities	Less than 12 months		12 months or longer		Total	
		Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair value	Unrealized Loss
		(in thousands)					
Corporate debt securities	1	$3,285	$(55)	$ —	$ —	$ 3,285	$ (55)
State and political subdivisions	4	2,392	(18)	1753	(48)	4,145	(66)
Residential mortgage-backed securities issued by quasi-governmental agencies	4	19	(1)	3,178	(35)	3,197	(36)
Residential real estate mortgage-backed securities privately issued	2	—	—	3,302	(349)	3,302	(349)
Total temporarily impaired securities	11	$5,696	$(74)	$8,233	$(432)	$13,929	$(506)

NOTE D—INVESTMENT AND MORTGAGE-BACKED SECURITIES (Continued)

The Company evaluates debt securities on a quarterly basis to determine whether OTTI exists. The Company has performed this evaluation and has determined that the unrealized losses at December 31, 2009 and 2008, respectively are not considered other-than-temporary and are therefore reflected in other comprehensive income.

NOTE E—LOANS RECEIVABLE

Loans receivable are summarized as follows:

	December 31,	
	2009	2008
	(in thousands)	
Held for investment:		
First mortgage loans		
Secured by one-to-four family residences	$271,651	$281,870
Secured by non-residential properties	134,584	132,640
Construction loans	29,671	30,633
Total first mortgage loans	435,906	445,143
Other loans		
Commercial-business, real estate secured	33,514	35,591
Commercial-business, non-real estate secured	7,462	8,227
Home equity and second mortgage	54,811	56,233
Other	2,565	2,287
Total other loans	98,352	102,338
Total loans	534,258	547,481
Net deferred loan origination costs and unamortized premiums	609	704
Less allowance for loan losses	(5,215)	(3,855)
Total loans receivable	$529,652	$544,330
Held for sale:		
First mortgage loans		
Secured by one-to-four family residences	$ 1,082	$ 1,659

Activity in the allowance for loan losses is summarized as follows:

	December 31,	
	2009	2008
	(in thousands)	
Balance at beginning of year	$ 3,855	$2,842
Provision charged to income	2,930	1,500
(Charge-offs), net of recoveries	(1,570)	(487)
Balance at end of year	$ 5,215	$3,855

NOTE E—LOANS RECEIVABLE (Continued)

Non-performing loans, which include non-accrual loans for which the accrual of interest has been discontinued and loan balances past due over 90 days that are not on a non-accrual status but that management expects will eventually be paid in full, are summarized as follows:

	December 31,	
	2009	2008
	(in thousands)	
Impaired loans with a related allowance	$2,389	$3,017
Impaired loans without a related allowance	5,895	2,262
Total impaired loans	$8,284	$5,279
Allowance for impaired loans	$ 540	$ 530
Total non-accrual loans	$8,284	$5,279
Total loans past due 90 days as to interest or principal and accruing interest	$ —	$ —

Interest income that would have been recorded under the original terms of impaired loans totaled approximately $199,000 for each of the years ended December 31, 2009 and 2008. No interest income has been recognized on non-accrual loans for any of the periods presented.

The Bank has no concentration of loans to borrowers engaged in similar activities that exceeded 10% of loans at December 31, 2009 and 2008. In the ordinary course of business, the Bank has granted loans to certain executive officers, directors and their related interests. Related party loans are made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability. The aggregate dollar amount of these loans was approximately $161,000 and $125,000 at December 31, 2009 and 2008, respectively. New loans to related parties of $110,000 were made during 2009. For the year ended December 31, 2009, principal repayments of $73,000 of related party loans were received. Unused lines of credit available were $354,000 at December 31, 2009. There were no unused lines of credit at December 31, 2008.

NOTE F—LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial position. The unpaid principal balances of these loans are summarized as follows:

	December 31,	
	2009	2008
	(in thousands)	
Mortgage loan servicing portfolios		
Federal Home Loan Mortgage Corporation ("FHLMC")	$ 401	$ 486
Federal National Mortgage Association ("FNMA")	76,429	48,877
Other investors	15,408	16,262
	$92,238	$65,625

NOTE F—LOAN SERVICING (Continued)

Custodial balances maintained in connection with the foregoing loan servicing totaled approximately $900,000 and $1.2 million and are included as deposits at December 31, 2009 and 2008 respectively. Net servicing (expense) revenue on mortgage loans serviced for others was ($27,000) and $13,000 for the years ended December 31, 2009 and 2008 respectively.

The Company initially recognizes and measures servicing assets based on the fair value of the servicing right at the time the loan is sold. The Company uses the amortization method for subsequent measurement of its servicing assets and evaluates the recorded value for impairment as discussed in Note P—Fair Value Measurements. Mortgage servicing rights of $696,000 and $450,000 which approximate fair value were reported as a component of other assets at December 31, 2009 and 2008, respectively.

NOTE G—PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	Estimated useful lives	December 31, 2009	December 31, 2008
		(in thousands)	
Buildings	30 years	$ 6,492	$ 6,488
Leasehold improvements	5 – 10 years	2,003	1,984
Furniture, fixtures and equipment	3 – 7 years	11,389	10,668
		19,884	19,140
Less accumulated depreciation		16,053	15,196
		3,831	3,944
Land		1,692	1,692
		$ 5,523	$ 5,636

NOTE H—DEPOSITS

Deposits are summarized as follows:

Deposit type	December 31, 2009	December 31, 2008
	(in thousands)	
Demand	$ 37,288	$ 36,871
NOW	52,988	46,907
Money market	141,286	88,609
Passbook savings	96,061	111,591
Total demand, transaction and passbook deposits	327,623	283,978
Certificates of deposit	225,093	205,872
	$552,716	$489,850

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $56.8 million and $46.7 million at December 31, 2009 and 2008, respectively.

NOTE H—DEPOSITS (Continued)

At December 31, 2009, scheduled maturities of certificates of deposit are as follows:

Year ending December 31,						
2010	2011	2012	2013	2014	Thereafter	Total
			(in thousands)			
$145,768	$53,315	$19,960	$3,494	$2,231	$325	$225,093

Related party deposits are on substantially the same terms as are comparable transactions with unrelated persons. The aggregate dollar amount of these deposits was approximately $4.7 million and $5.6 million at December 31, 2009 and 2008, respectively.

NOTE I—ADVANCES FROM THE FEDERAL HOME LOAN BANK AND OTHER BORROWINGS

Advances from the Federal Home Loan Bank consist of the following:

	December 31,			
	2009		2008	
Principal payments due during	Amount	Weighted average rate	Amount	Weighted average rate
	(in thousands)		(in thousands)	
2009	$ —	—%	$ 45,494	3.99%
2010	29,879	4.49%	29,879	4.49%
2011	19,461	4.18%	19,461	4.18%
2012	22,676	4.06%	55,089	2.89%
2013	7,542	3.66%	7,542	3.66%
2014	683	3.66%	683	3.66%
	$80,241	4.21%	$158,148	3.71%

The advances are collateralized by Federal Home Loan Bank stock and certain first mortgage loans and mortgage-backed securities totaling approximately $360.1 million. Total unused lines of credit at the Federal Home Loan Bank were $60.0 million at December 31, 2009. The remaining advances from the Federal Home Loan Bank are fixed rate, fixed term.

Other short-term borrowings at December 31, 2008 included advances from the Federal Reserve Bank totaling $10.0 million with an interest rate of 0.50%, a three month maturity and collateralized by investment securities of approximately $24.0 million.

NOTE J—BENEFIT PLANS

1. *Defined Contribution Plan*

The Bank maintains a 401(k) profit-sharing plan for eligible employees. Participants may contribute up to 15% of pretax eligible compensation. The Bank makes matching discretionary contributions equal to 75% of the initial $1,000 deferral. Matching contributions to the 401(k) plan totaled $73,000 and $70,000 in 2009 and 2008, respectively.

NOTE J—BENEFIT PLANS (Continued)

2. *Defined Benefit Plan*

The Bank has a non-contributory defined benefit pension plan covering substantially all full-time employees meeting certain eligibility requirements. The benefits are based on each employee's years of service and an average earnings formula. An employee becomes fully vested upon completion of five years of qualifying service. It is the policy of the Bank to fund the maximum amount allowable under the individual aggregate cost method to the extent deductible under existing federal income tax regulations.

The following tables set forth the projected benefit obligation, the fair value of assets of the plan and funded status of the defined benefit pension plan as reflected in the consolidated statements of financial position:

	December 31,	
	2009	2008
	(in thousands)	
Reconciliation of Projected Benefit Obligation		
Benefit obligation at beginning of year	$4,346	$ 3,593
Service cost	471	391
Interest cost	249	247
Actuarial loss	10	321
Benefits paid	(138)	(206)
Benefits obligation at end of year	$4,938	$ 4,346
Reconciliation of Fair Value of Assets		
Fair value of plan assets at beginning of year	$4,637	$ 4,526
Actual return on plan assets	751	(1,081)
Employer contribution	1,506	1,398
Benefits paid	(138)	(206)
Fair value of plan assets at end of year	$6,756	$ 4,637
Prepaid benefit cost at end of year	$1,818	$ 291

The net gain recognized in accumulated other comprehensive income at December 31, 2009 was $552,000 which was an adjustment to the funded status of the plan. The net loss recognized in accumulated other comprehensive loss at December 31, 2008 was a $1.7 million adjustment to the funded status of the plan less amortization of prior service cost of approximately $30,000. During 2010, the amounts expected to be amortized from accumulated other comprehensive income is $131,000 of net actuarial loss.

The accumulated benefit obligation at December 31, 2009 and 2008 was $4.2 million and $3.6 million, respectively.

NOTE J—BENEFIT PLANS (Continued)

Employer contributions and benefits paid in the above table include only those amounts contributed directly to, or paid directly from, Plan assets. The expected employer contribution for 2010 is $1.0 million.

	December 31, 2009	December 31, 2008
Weighted-average assumptions used to determine benefit obligations:		
Discount rate	5.75%	5.75%
Rate of compensation increase	4.00%	4.00%

	December 31, 2009 (in thousands)	December 31, 2008 (in thousands)
Components of net periodic benefit cost:		
Service cost	$ 471	$ 391
Interest cost	249	247
Expected return on plan assets	(371)	(421)
Amortization of prior service cost	—	30
Recognized net actuarial loss	183	82
Net periodic benefit cost	$ 532	$ 329

	December 31, 2009	December 31, 2008
Weighted-average assumptions used to determine net benefit costs:		
Discount rate	5.75%	5.75%
Expected return on plan assets	8.00%	9.00%
Rate of compensation increase	4.00%	4.00%

The long-term expected rate of return used for the Plan year 2009 was determined by analyzing average rates of return over a number of prior periods on the assets in which the Plan is currently invested.

Estimated future benefits payments are as follows:

	2009 (in thousands)	2008 (in thousands)
2010	$ 60	$ 59
2011	61	60
2012	104	103
2013	113	108
2014	181	978
2015 – 2019	1,151	—

NOTE J—BENEFIT PLANS (Continued)

The financial statements of the Company's defined benefit pension plan are prepared in conformity with US GAAP. Investments of the plan are stated at fair value. Purchase and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Fair value of plan assets is determined using the fair value hierarchy discussed in Note P-Fair Value Measurements. The fair value hierarchy requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value and provides three levels of inputs that may be used to measure fair value

The following table sets forth by level, within the fair value hierarchy, the Plan's financial assets at fair value as of December 31, 2009:

At December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December31, 2009
		(in thousands)		
Assets				
Collective investment trust funds	$—	$4,952	$—	$4,952
Total investment securities at fair value	$—	$4,952	$—	$4,952

Collective investment trust funds are valued by the trustee. The trustee follows written procedures for establishing unit values on a periodic basis which incorporate observable market data; however the collective investment trust fund itself is not traded on an established market and therefore is categorized as a Level 2 hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Plan's financial assets at fair value as of December 31, 2008:

At December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December31, 2008
		(in thousands)		
Assets				
Equity securities	$1,610	$ —	$—	$1,610
Mutual funds	433	—	—	433
Money funds	1,085	—	—	1,085
Debt securities	—	1,202	—	1,202
Other assets	297	—	—	297
Total investment securities available for sale	$3,425	$1,202	$—	$4,627

NOTE J—BENEFIT PLANS (Continued)

Investment in equity securities are valued at quoted prices in active markets. The fair value of mutual funds and money funds are valued at the net asset value ("NAV") of shares held by the Plan at year-end using prices quoted by a nationally recognized pricing service. Debt securities are primarily priced through a multi-dimensional relational model, a Level 2 hierarchy, which incorporates dealer quotes and other market information including, defined sector breakdown, benchmark yields, base spread, yield to maturity, and other information. Other assets are valued at the NAV of shares, a published quoted price held by the Plan at year-end.

The Plan's weighted-average asset allocations by asset category are as follows:

	Percentage of Plan Assets at December 31,	
	2009	2008
Asset Category		
Collective investment trust	100.0%	0.0%
Equity securities	0.0%	34.8%
Mutual funds	0.0%	9.3%
Debt securities	0.0%	26.1%
Money funds	0.0%	23.4%
Other assets	0.0%	6.4%
Total	100.0%	100.0%

During 2009, the Plan transferred management of Plan assets to a new trustee in order to improve investment performance while reducing plan costs. Trustees of the Plan are responsible for defining and implementing the investment objectives and policies for the Plan's assets. Assets are invested in accordance with sound investment practices that emphasize long-term investment fundamentals that closely match the demographics of the plan's participants. The Plan's goal is to earn long-term returns that match or exceed the benefit obligations of the Plan, giving consideration to the timing of expected future benefit payments, through a well-diversified portfolio structure. The Plan's return objectives and risk parameters are managed through a diversified mix of assets. The asset mix and investment strategy are reviewed on a quarterly basis and rebalanced when necessary.

3. *Employee Stock Ownership Plan ("ESOP")*

The Company has an internally leveraged ESOP for eligible employees who have completed six months of service with the Company or its subsidiaries. The ESOP borrowed $4.2 million from the Company in 1996 to purchase 423,200 newly issued shares of common stock. Any dividends received by the ESOP will be used to pay debt service. The Company makes discretionary contributions to the ESOP in order to service the ESOP's debt if necessary. The ESOP shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral based on the proportion of debt service paid in the year and allocated to qualifying employees. The Company reports compensation expense in the amount equal to the fair value of shares to be released from the ESOP to employees less dividends received on the allocated shares in the plan used for debt service. The allocated shares

NOTE J—BENEFIT PLANS (Continued)

are included in outstanding shares for earnings per share computations. ESOP compensation expense was $193,000 and $212,000 in 2009 and 2008, respectively.

	December 31, 2009	December 31, 2008
Allocated shares	176,000	170,000
Unreleased shares	134,000	147,000
Total ESOP shares	310,000	317,000
Fair value of unreleased shares (in thousands)	$ 2,531	$ 2,837

4. *Stock-Based Compensation Plans*

A summary of the status of the Company's stock option plans as of December 31, 2009 and 2008, and changes for each of the years in the two-year period then ended is as follows:

	2009		2008	
	Number of shares	Weighted average exercise price per share	Number of shares	Weighted average exercise price per share
Outstanding at beginning of year	287,336	$25.67	252,576	$26.56
Options granted	—	—	42,617	$20.65
Options exercised	(15,445)	$15.87	(685)	$18.72
Options forfeited	(235)	$32.46	(1,797)	$29.37
Options expired	(10)	$14.81	(5,375)	$27.37
Outstanding at end of year	271,646	$26.23	287,336	$25.67
Options exercisable	232,052	$27.01	234,539	$26.50

The following table summarizes information about stock options outstanding at December 31, 2009:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at December 31, 2009	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable at December 31, 2009	Weighted average exercise price
$13.25 – 20.29	14,813	0.40	$13.86	14,813	$13.86
$20.30 – 29.84	239,765	2.43	26.43	200,171	27.83
$29.85 – 34.14	17,068	3.96	34.14	17,068	34.14
	271,646	2.41	$26.23	232,052	$27.01

NOTE J—BENEFIT PLANS (Continued)

The following table reflects information on the aggregate intrinsic value of options as well as cash receipts from option exercises:

	December 31,	
	2009	2008
	(in thousands)	
Aggregate value of		
Options outstanding	$ 76	$142
Options exercisable	$ 76	$142
Options exercised	$ 67	$ 3
Cash receipts from options exercised	$241	$ 14

The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of the year and the exercise price, multiplied by the number of exercisable in-the-money options). The Company has a policy of issuing shares from treasury to satisfy share option exercises.

Stock-based compensation expense included in net income related to stock options was $56,000 and $361,000, resulting in a tax benefit of $19,000 and $114,000, for the year ended December 31, 2009 and 2008 respectively. There was $140,000 and $201,000 of total unrecognized compensation cost, net of estimated forfeitures, related to non-vested options under the Plan at December 31, 2009 and 2008, respectively. That cost is expected to be recognized over a weighted average period of 25.6 months and 30.6 months at December 31, 2009 and 2008, respectively.

The table below summarizes the changes in non-vested restricted stock during the past year:

	2009		2008	
	Number of shares	Weighted average exercise price per share	Number of shares	Weighted average exercise price per share
Total non-vested restricted stock at December 31	2,000	$20.65	12,668	$28.48
Restricted stock grant	—	—	2,000	$20.65
Vesting of restricted stock	(666)	$20.65	(12,668)	$28.48
Forfeitures of restricted stock	—	—	—	—
Total non-vested restricted stock at December 31	1,334	$20.65	2,000	$20.65

Stock-based compensation expense related to stock grants was $16,000 and $348,000 for the years ended December 31, 2009 and 2008, respectively. The expected compensation expense for 2010 is $11,000.

NOTE K—INCOME TAXES

The components of income tax expense are summarized as follows:

	Year ended December 31,	
	2009	2008
	(in thousands)	
Federal		
Current	$1,270	$1,472
Charge in lieu of income tax relating to stock compensation	23	1
Deferred	198	(9)
	1,491	1,464
State and local—current	6	5
Income tax provision	$1,497	$1,469

The Company's effective income tax rate was different than the statutory federal income tax rate as follows:

	Year ended December 31,	
	2009	2008
Statutory federal income tax	34.0%	34.0%
(Decrease) increase resulting from		
Tax-exempt income	(9.3)	(9.5)
State tax, net of federal benefit	(0.1)	(0.1)
Other	0.3	1.3
	24.9%	25.7%

Deferred taxes are included as other liabilities in the accompanying consolidated balance sheets at December 31, 2009 and 2008, for the estimated future tax effects of differences between the financial statement and federal income tax bases of assets and liabilities according to the provisions of currently

NOTE K—INCOME TAXES (Continued)

enacted tax laws. No valuation allowance was recorded against deferred tax assets at December 31, 2009 and 2008. The Company's net deferred tax liability at December 31, 2009 and 2008 was as follows:

	December 31,	
	2009	2008
	(in thousands)	
Deferred tax assets		
Deferred compensation	$ 147	$ 157
Allowance for loan losses, net	1,773	1,311
Stock compensation	350	350
Adjustment to record funded status of pension plan	836	1,027
Non accrual interest	114	193
Other	13	19
	3,233	3,057
Deferred tax liabilities		
Accrued pension expense	1,447	1,116
Unrealized gain on securities available for sale	1,157	710
Prepaid expenses	155	114
Deferred loan costs	796	768
Amortization of goodwill	1,094	879
Other	296	346
	4,945	3,933
Net deferred tax liability	$(1,712)	$ (876)

The Company files consolidated income tax returns on the basis of a calendar year. The Company is subject to income taxes in the U.S. federal jurisdiction, and various state and local jurisdictions, the majority of activity residing in Pennsylvania. The statute of limitations for the federal return has expired on years prior to 2006. The expirations of the statutes of limitations related to the various state income tax returns that the Company and its subsidiaries file, vary by state, and are expected to expire over the term of 2010 through 2014. There are no material uncertain tax positions at December 31, 2009.

The Bank is not required to recapture approximately $5.7 million of its tax bad debt reserve, attributable to bad debt deductions taken by it prior to 1988, as long as the Bank continues to operate as a bank under federal tax law and does not use the reserve for any other purpose. The Bank has not recorded any deferred tax liability on this portion of its tax bad debt reserve. The tax that would be paid were the Bank ultimately required to recapture that portion of the reserve would amount to approximately $1.9 million.

NOTE L—REGULATORY MATTERS

The Bank is subject to minimum regulatory capital standards promulgated by the OTS. Failure to meet minimum capital requirements can initiate certain mandatory—and possible additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the

NOTE L—REGULATORY MATTERS (Continued)

Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 4% of adjusted total assets. The risk-based capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) adjusted for the general valuation allowances equal to 8% of total assets classified in one of four risk-weighted categories.

As of December 31, 2009 and 2008, management believes that the Bank met all capital adequacy requirements to which it was subject.

	Regulatory capital December 31, 2009					
	Tangible		Core		Risk-based	
	Capital	Percent	Capital	Percent	Capital	Percent
	(in thousands)					
Capital under generally accepted accounting principles	$68,368	9.64%	$68,368	9.64%	$68,368	16.35%
Unrealized gain on certain available-for-sale securities	(2,246)	(0.32)%	(2,246)	(0.32)%	(2,246)	(0.54)%
Adjustment to record funded status of pension	1,622	0.23%	1,622	0.23%	1,622	0.39%
Goodwill and other intangible assets	(4,324)	(0.61)%	(4,324)	(0.61)%	(4,324)	(1.04)%
Additional capital items						
General valuation allowances—limited	—	—	—	—	4,676	1.12%
Regulatory capital computed	63,420	8.94%	63,420	8.94%	68,096	16.28%
Minimum capital requirement	10,639	1.50%	28,372	4.00%	33,454	8.00%
Regulatory capital—excess	$52,781	7.44%	$35,048	4.94%	$34,642	8.28%

NOTE L—REGULATORY MATTERS (Continued)

	Regulatory capital December 31, 2008					
	Tangible		Core		Risk-based	
	Capital	Percent	Capital	Percent	Capital	Percent
	(in thousands)					
Capital under generally accepted accounting principles	$64,647	8.84%	$64,647	8.84%	$64,647	15.27%
Unrealized loss on certain available-for-sale securities	(1,369)	(0.18)%	(1,369)	(0.18)%	(1,369)	(0.33)%
Adjustment to record funded status of pension	1,983	0.27%	1,983	0.27%	1,983	0.47%
Goodwill and other intangible assets	(4,324)	(0.59)%	(4,324)	(0.59)%	(4,324)	(1.02)%
Additional capital items						
General valuation allowances—limited	—	—	—	—	3,325	0.79%
Regulatory capital computed	60,937	8.34%	60,937	8.34%	64,262	15.18%
Minimum capital requirement	10,964	1.50%	29,237	4.00%	33,868	8.00%
Regulatory capital—excess	$49,973	6.84%	$31,700	4.34%	$30,394	7.18%

At December 31, 2009 and 2008, the Bank met all regulatory requirements for classification as a "well-capitalized" institution. A "well-capitalized" institution must have risk-based capital of 10% and core capital of 5%. The Bank's capital exceeded the minimum required amounts for classification as a "well-capitalized" institution. There are no conditions or events that have occurred that management believes have changed the Bank's classification as a "well-capitalized" institution.

The Bank maintains a liquidation account for the benefit of eligible savings account holders who maintained deposit accounts in the Bank after the Bank converted to a stock form of ownership. The Bank may not declare or pay a cash dividend on or repurchase any of its common shares if the effect thereof would cause the Bank's stockholders' equity to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for insured institutions.

NOTE M—FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are primarily commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they become receivable or payable. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial position. The contract or notional amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

NOTE M—FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (Continued)

Unless noted otherwise, the Company requires collateral to support financial instruments with credit risk.

Financial instruments, the contract amounts of which represent credit risk, are as follows:

	December 31,	
	2009	2008
	(in thousands)	
Commitments to extend credit	$63,017	$68,675
Standby letters of credit	1,170	1,397
Loans sold with recourse	61	64
	$64,248	$70,136

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held generally includes residential or commercial real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

NOTE N—COMMITMENTS AND CONTINGENCIES

The Bank had optional commitments of $4.6 million and $5.8 million to sell mortgage loans to investors at December 31, 2009 and 2008, respectively.

The Bank leases branch facilities and office space for periods ranging up to ten years. These leases are classified as operating leases and contain options to renew for additional periods. Rental expense was approximately $492,000 and $534,000 for the years ended December 31, 2009 and 2008 respectively.

The minimum annual rental commitments of the Bank under all non-cancelable leases with terms of one year or more at December 31, 2009 are as follows:

Year ending December 31,	(in thousands)
2010	$ 539
2011	499
2012	444
2013	416
2014	346
Thereafter	1,627
	$3,871

NOTE N—COMMITMENTS AND CONTINGENCIES (Continued)

The Company has agreements with certain key executives that provide severance pay benefits if there is a change in control of the Company. The agreements will continue in effect until terminated or not renewed by the Company or key executives. Upon a change in control, the Company shall make a lump-sum payment or continue to pay the key executives' salaries per the agreements, and reimburse the executive for certain benefits for one year. The contingent liability under the agreements at December 31, 2009 was approximately $2.8 million.

From time to time, the Company and its subsidiaries are parties to routine litigation that arises in the normal course of business. In the opinion of management, the resolution of these lawsuits would not have a material adverse effect on the Company's consolidated financial position or results of operations.

NOTE O—SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

The Bank is principally engaged in originating and investing in one-to-four family residential real estate and commercial real estate loans in eastern Pennsylvania and New Jersey. The Bank offers both fixed and adjustable rates of interest on these loans that have amortization terms ranging to 30 years. The loans are generally originated or purchased on the basis of an 80% or less loan-to-value ratio, which has historically provided the Bank with more than adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values in the primary lending area will deteriorate, thereby potentially impairing underlying collateral values. However, management believes that weakened residential and commercial real estate values have been taken into consideration and that the loan loss allowances have been provided for in amounts commensurate with its current perception of the foregoing risks in the portfolio.

NOTE P—FAIR VALUE MEASUREMENTS

The following tables presents information about the Company's assets and liabilities measured at fair valued on a recurring basis as of December 31, 2009 and 2008. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement hierarchy has been established for inputs in valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The fair value hierarchy levels are summarized below:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable and contain assumptions of the party fair valuing the asset or liability.

Determination of the appropriate level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement for the instrument or security. Assets and

NOTE P—FAIR VALUE MEASUREMENTS (Continued)

liabilities measured at fair value on a recurring basis segregated by value hierarchy level are summarized below (dollars in thousands):

At December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets				
Investment securities available for sale				
U. S. Government and federal agencies	$ —	$ 2,945	$ —	$ 2,945
Corporate debt securities	—	3,517	—	3,517
State and political subdivisions	—	34,241	—	34,241
Equity securities	150	—	—	150
Total investment securities available for sale	$150	$40,703	$ —	$40,853
Residential mortgage-backed securities issued by quasi-governmental agencies	$ —	$71,151	$ —	$71,151
Residential real estate mortgage-backed securities privately issued	—	7,047	—	7,047
Total mortgage-backed securities available for sale	$ —	$78,198	$ —	$78,198
Impaired loans	$ —	$ —	$7,744	$ 7,744
Real estate acquired through foreclosure	$ —	$ —	$1,279	$ 1,279
Mortgage servicing rights	$ —	$ 696	$ —	$ 696
Forward loan sales	$ —	$ —	$ 21	$ 21

NOTE P—FAIR VALUE MEASUREMENTS (Continued)

At December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets				
Investment securities available for sale				
U. S. Government and federal agencies	$ —	$ 3,173	$ —	$ 3,173
Corporate debt securities	—	3,285	—	3,285
State and political subdivisions	—	24,996	—	24,996
Equity securities	165	—	—	165
Total investment securities available for sale	$165	$ 31,454	$ —	$ 31,619
Residential mortgage-backed securities issued by quasi-governmental agencies	$ —	$103,915	$ —	$103,915
Residential real estate mortgage-backed securities privately issued	—	3,302	—	3,302
Total mortgage-backed securities available for sale	$ —	$107,217	$ —	$107,217
Impaired loans	$ —	$ —	$4,749	$ 4,749
Mortgage servicing rights	$ —	$ 450	$ —	$ 450
Liabilities				
Forward loan sales	$ —	$ —	$ 24	$ 24

Investment securities available for sale and mortgage-backed securities available for sale are valued primarily by a third party pricing agent. Active listed equities are classified within Level 1 of the fair value hierarchy. U. S. Government and federal agency and corporate debt securities are primarily priced through a multi-dimensional relational model, a Level 2 hierarchy, which incorporates dealer quotes and other market information including, defined sector breakdown, benchmark yields, base spread, yield to maturity, and corporate actions. State and political subdivision securities are also valued within the Level 2 hierarchy using inputs with a series of matrices that reflect benchmark yields, ratings updates, and spread adjustments. Mortgage-backed securities include the Federal Home Loan Mortgage Corporation ("FHLMC"), Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA") and privately issued real estate mortgage investment conduits which are valued under a Level 2 hierarchy using a matrix correlation to benchmark yields, spread analysis, and prepayment speeds. Impaired loans are evaluated and valued at the time the loan is identified as impaired, at the lower of the recorded investment in the loan or market value. The loans identified as impaired are real estate secured. Market value is determined by using the value of the collateral securing the loans and is therefore classified as a Level 3 hierarchy. The value of the real estate securing impaired loans and real estate acquired through foreclosure is determined by qualified independent licensed appraisers contracted by the Company to perform the assessment.

NOTE P—FAIR VALUE MEASUREMENTS (Continued)

The Company initially recognizes and measures servicing assets based on the fair value of the servicing right at the time the loan is sold. The Company uses the amortized cost method for subsequent measurement of its servicing assets and evaluates the recorded value for impairment quarterly. The Company retains a qualified valuation service to calculate the amortized cost and to determine the fair value of the mortgage servicing rights. The valuation service utilizes discounted cash flow analyses adjusted for prepayment speeds, market discount rates and conditions existing in the secondary servicing market. Hence, the fair value of mortgage servicing rights is deemed a Level 2 hierarchy.

The fair values of forward loan sales are determined at the time the underlying loan is identified as held for sale with changes in fair value correlated to the change in secondary market loan pricing. The value is adjusted to reflect the Company's historical loan "fallout" experience which incorporates such factors as changes in market rates, origination channels and loan purpose.The following table presents additional information about assets and (liabilities) measured at fair value on a recurring basis for which the Company has utilized Level 3 inputs to determine fair value (in thousands):

	December 31, 2009	
	Forward loan sales	Real estate acquired through foreclosure
Beginning balance	$(24)	$ 0
Total gains (losses)—realized/unrealized:	45	—
Included in earnings	—	—
Included in other comprehensive income	—	—
Transfers, purchases, issuances, and settlements		1,279
Ending balance	$ 21	$1,279

NOTE Q—FAIR VALUE OF FINANCIAL INSTRUMENTS

For the Bank, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments. However, many such instruments lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. Also, it is the Company's general practice and intent to hold its financial instruments to maturity or available for sale and to not engage in trading or significant sales activities. For fair value disclosure purposes, the Company substantially utilized the fair value measurement criteria as explained in Note P- Fair Value Measurements. Additionally, the Company used significant estimations and present value calculations to prepare this disclosure.

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. In addition, there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

Fair values have been estimated using data which management considered the best available, as generally provided by estimation methodologies deemed suitable for the pertinent category of financial

NOTE Q—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

instrument. The estimation methodologies, resulting fair values and recorded carrying amounts are as follows:

The fair value of cash and cash equivalents equals historical book value. The fair value of investment and mortgage backed securities is described and presented under fair value measurement guidelines as amended.

	December 31, 2009		December 31, 2008	
	Fair value	Carrying value	Fair value	Carrying value
	(in thousands)			
Cash and cash equivalents	$12,801	$12,801	$ 2,719	$ 2,719
Investment securities	40,853	40,853	31,619	31,619
Mortgage-backed securities	82,231	81,931	112,213	111,991

The fair value of financial instruments with stated maturities has been estimated using the present value of cash flows, discounted at rates approximating current market rates for similar assets and liabilities.

	December 31, 2009		December 31, 2008	
	Fair value	Carrying value	Fair value	Carrying value
	(in thousands)			
Liabilities				
Deposits with stated maturities	$228,676	$225,093	$211,392	$205,872
Borrowings with stated maturities	82,947	80,241	171,541	168,148

The fair value of financial instrument liabilities with no stated maturities is generally presumed to approximate the carrying amount (the amount payable on demand).

	December 31, 2009		December 31, 2008	
	Fair value	Carrying value	Fair value	Carrying value
	(in thousands)			
Deposits with no stated maturities	$327,623	$327,623	$283,978	$283,978

The fair value of the loans receivable, net has been estimated using the present value of cash flows, discounted at the approximate current market rates, and giving consideration to estimated prepayment risk.

	December 31, 2009		December 31, 2008	
	Fair value	Carrying value	Fair value	Carrying value
	(in thousands)			
Loans receivable, net	$539,670	$530,734	$559,491	$545,989

Fair value of loans and deposits with floating interest rates is generally presumed to approximate the recorded carrying amounts.

NOTE Q—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The Bank's remaining assets and liabilities are not considered financial instruments. No disclosure of the relationship value of the Bank's deposits is required.

NOTE R—SERVICE FEES, CHARGES AND OTHER OPERATING INCOME AND OTHER OPERATING EXPENSE

	Year ended December 31,	
	2009	2008
	(in thousands)	
Service fees, charges and other operating income		
Loan servicing fees	$ 119	$ 215
Late charge income	128	97
Deposit service charges	937	1,136
Debit card income	358	340
Other income	436	548
	$1,978	$2,336
Other operating expense		
Insurance and surety bond	$ 171	$ 205
Office supplies	162	177
Loan expense	300	221
Debit card and ATM expense	360	300
Postage	276	252
Telephone	274	274
Supervisory examination fees	170	162
Other expenses	615	844
	$2,328	$2,435

NOTE S—EARNINGS PER SHARE

The following tables set forth the reconciliation of the numerators and denominators of the basic and diluted earnings per share computations (dollars in thousands, except per share data):

	Year ended December 31, 2009		
	Income (numerator)	Weighted average shares (denominator)	Per share Amount
Basic earnings per share			
Income available to common stockholders	$4,514	2,522,768	$1.79
Effect of dilutive securities			
Stock compensation plans	—	—	—
Diluted earnings per share			
Income available to common stockholders plus effect of dilutive securities	$4,514	2,522,768	$1.79

NOTE S—EARNINGS PER SHARE (Continued)

There were options to purchase 256,833 shares of common stock at a price at a range of $20.30 to $34.14 per share which were outstanding during 2009 that were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

	Year ended December 31, 2008		
	Income (numerator)	Weighted average shares (denominator)	Per share Amount
Basic earnings per share			
Income available to common stockholders	$4,236	2,632,707	$1.61
Effect of dilutive securities			
Stock compensation plans	—	2,999	—
Diluted earnings per share			
Income available to common stockholders plus effect of dilutive securities	$4,236	2,635,706	$1.61

There were options to purchase 262,068 shares of common stock at a price range of $20.30 to $34.14 per share which were outstanding during 2008 that were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

NOTE T—CONDENSED FINANCIAL INFORMATION—PARENT COMPANY ONLY

Condensed financial information for TF Financial Corporation (parent company only) follows:

BALANCE SHEETS

	December 31, 2009	December 31, 2008
	(in thousands)	
ASSETS		
Cash	$ 1,600	$ 1,164
Investment in Third Federal	67,034	63,180
Investment in TF Investments	1,758	1,924
Investment in Penns Trail Development	1,111	1,119
Investment securities available for sale	150	165
Other assets	281	173
Total assets	$71,934	$67,725
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total liabilities	$ 60	$ 33
Stockholders' equity	71,874	67,692
Total liabilities and stockholders' equity	$71,934	$67,725

NOTE T—CONDENSED FINANCIAL INFORMATION—PARENT COMPANY ONLY (Continued)

STATEMENTS OF INCOME

	December 31,	
	2009	2008
	(in thousands)	
INCOME		
Equity in earnings of subsidiaries	$4,896	$5,004
Interest and dividend income	24	81
Total income	4,920	5,085
EXPENSES		
Other	406	849
Total expenses	406	849
NET INCOME	$4,514	$4,236

STATEMENTS OF CASH FLOWS

	Year ended December 31,	
	2009	2008
	(in thousands)	
Cash flows from operating activities		
Net income	$ 4,514	$ 4,236
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Stock compensation plans	72	628
Equity in earnings of subsidiaries	(4,896)	(5,004)
Net change in assets and liabilities	(55)	(481)
Net cash used in operating activities	(365)	(621)
Cash flows from investing activities		
Capital distribution from subsidiaries	2,700	6,380
Net cash provided by investing activities	2,700	6,380
Cash flows from financing activities		
Cash dividends paid to stockholders	(2,013)	(2,096)
Treasury stock acquired	(128)	(3,600)
Exercise of stock options	242	14
Net cash used in financing activities	(1,899)	(5,682)
NET INCREASE IN CASH	436	77
Cash at the beginning of year	1,164	1,087
Cash at end of year	$ 1,600	$ 1,164
Supplemental disclosure of cash flow information		
Cash paid during the year for income taxes	$ —	$ —

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

TF Financial Corporation

Board of Directors

Robert N. Dusek

Chairman of TF Financial Corporation

President of Direction Associates, Inc.

Carl F. Gregory

Chairman Emeritus and Retired President/CEO of Third Federal Bank

Dennis L. McCartney

Retired General Manager-East of the United States Steel Corporation

John R. Stranford

Retired President/CEO of TF Financial Corporation and Third Federal Bank

Albert M. Tantala, Sr.

Chairman of Third Federal Bank

President of Tantala Associates

Kent C. Lufkin

President/CEO of TF Financial Corporation and Third Federal Bank

Executive Officers

Kent C. Lufkin
President and Chief Executive Officer

Dennis R. Stewart
Executive Vice President and Chief Financial Officer

Lorraine A. Wolf
Corporate Secretary

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

www.ThirdFedBank.com


3rd

FEDERAL BANK